HopFed Bancorp, Inc.

4155 Lafayette Road

Hopkinsville, KY 42240

April 5, 2013

Christian Windsor, Esq.

Special Counsel

Office of Financial Services

Securities and Exchange Commission

Washington, DC 20549

Re:	HopFed Bancorp, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 29, 2013
File No. 000-23667

Dear Mr. Windsor:

On behalf of HopFed Bancorp, Inc. (the “Company”), we file herewith amended proxy soliciting materials.

Set forth below is an item-by-item response to the comments in your letter of April 4, 2013:

Solicitation of Proxies; Expenses, page 1

1.	Disclosure indicates that the Company may solicit proxies by mail, personally, by telephone, by press release, by facsimile transmission or by other electronic means. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response

We hereby confirm our understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

2.	Your disclosure states that Proposal II is considered “routine,” and that the brokers may vote shares without instructions. This appears inconsistent with applicable NYSE rules in the context of a proxy contest. Please advise.

Christian Windsor, Esq.

April 5, 2013

Response

References to “routine” matters, including Proposal II, have been deleted from the revised preliminary soliciting materials.

Voting Procedures and Method of Counting Votes, page 5

3.	We note your disclosure that, if there are not sufficient votes for a quorum or to approve or ratify any matter being presented, the annual meeting may be adjourned in order to permit the further solicitation of proxies. Please confirm that the proxies being sought will not be used for the purpose of voting to adjourn the meeting.

Response

We hereby confirm that the proxies being sought will not be used for the purpose of voting to adjourn the meeting.

Form of Proxy

4.	Please revise to clearly mark the proxy card as preliminary. See Exchange Act Rule 14a-6(e)(1).

Response

The proxy card has been revised to clearly be marked as preliminary.

In addition to our responses, your letter requests a written statement from us with certain acknowledgements. We therefore hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Billy C. Duvall

Billy C. Duvall

Chief Financial Officer